SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of March 2006

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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   Aixtron AG: AIXTRON Receives Multiple Order From New LED Giant;
                Epistar Becomes First Customer for the
          World's Largest Planetary Reactor System in Taiwan


    AACHEN, Germany--(BUSINESS WIRE)--March 2, 2006--An encouraging start into the year 2006 is Epistar's purchase of five gallium nitride
(GaN) epitaxy reactors: The brand new AIX 2800G4 Planetary Reactor with 42x2" capacity and four units of the AIX 2600G3 Planetary Reactor with 24x2" capacity. Revenues generated from this order are expected to be recorded fully in 2006.
    Following a recent merger with UEC, Epistar has become one of the world's largest single LED epi-based manufacturers. The company is a leading manufacturer of Ultra-High-Brightness LEDs for applications such as cellular phones, automotive lighting, full color screens and displays, traffic signals and indicators for electronic equipment. Epistar's high speed LEDs are also used as lighting sources in the fiber-optics industry.
    The new AIX 2800G4 system is AIXTRON"s latest development and its Planetary Reactor, with the largest capacity (42x2") commercially available, offering more than double the capacity of any competing model. The reactor was developed in-house in response to customer demand for even larger single-run capabilities for the cost-effective production of UHB LEDs. The reactor design is based on AIXTRON's 'integrated concept' (IC) including a redesign of most of the components of the reactor system as well as the reactor cell itself. Key features include a compact footprint, improved maintenance, easier operation and handling, improved reliability and reproducibility compared with previous reactors.
    The AIX 2600G3 HT MOCVD (metal-organic chemical vapour deposition) epitaxy reactor family represents the most successful high temperature system for GaN-based materials available worldwide. The two-flow horizontal Planetary Reactor is recognized as the most widely used multiwafer MOCVD reactor for compound semiconductor applications. Its unique proprietary reactor concept allows laminar gas flow without turbulence for precise control of the material composition and achievement of ultra-sharp interfaces. Ultra-high uniformity along with high growth efficiency on multiple 2" or 4" wafers is achieved through wafer rotation with AIXTRON"s patented Gas Foil Rotation.

    Company comments

    Dr Ming-Jiunn Jou, Senior Vice President of Epistar comments: "We are very satisfied with how quickly our AIXTRON reactors have been qualified and the comprehensive service and support we receive. The very good production performance of our existing AIXTRON 24x2" reactors makes it a straightforward decision to choose AIXTRON for GaN high volume production. The additional tools will enable us to ramp-up production capacity in response to market demand with excellent cost-efficiency. We are particularly looking forward to being the launch customer for the world's largest capacity epitaxy reactor from AIXTRON."
    Dr. Bernd Schulte, AIXTRON's Executive Vice President, COO adds:
"We are very proud that Epistar has chosen AIXTRON equipment to boost its manufacturing capabilities further. Moreover, we note with particular satisfaction that a promising market player such as Epistar will be the first customer for our newly-developed largest ever reactor for blue and green LED manufacturing. The order confirms that AIXTRON's technology provides the performance enhancements customers are seeking in today's high brightness LED marketplace. The new developments demonstrate AIXTRON's intention to continually improve the cost of ownership and technical performance of epitaxial growth systems."

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG,ISIN: US0096061041) please consult our website at: www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "expect," "anticipate," "contemplate," "intend," "plans," "believe," "continue" and "estimate," and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

    Additional Information

    For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission's website at www.sec.gov.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com,
www.aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: March 2, 2006
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO